Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 24, 2016	Registration Statement No. 333-208930
Supplementing the Preliminary
Prospectus Supplement dated May 24, 2016
(To Prospectus dated January 20, 2016)

TimkenSteel Corporation

6.00% Convertible Senior Notes due 2021

The information in this pricing term sheet relates to TimkenSteel Corporation’s offering of its 6.00% Convertible Senior Notes due 2021 (the “Offering”) and should be read together with the preliminary prospectus supplement dated May 24, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated January 20, 2016, each filed under the Securities Act of 1933, as amended, Registration Statement No. 333-208930. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	TimkenSteel Corporation, an Ohio corporation.

Ticker / Exchange for Common Shares:	TMST / The New York Stock Exchange (“NYSE”).

Securities Offered:	6.00% Convertible Senior Notes due 2021 (the “Notes”).

Aggregate Principal Amount Offered:	$75,000,000 aggregate principal amount of Notes (or $86,250,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $11,250,000 principal amount of Notes is exercised in full).

Maturity Date:	June 1, 2021, unless earlier repurchased or converted.

Interest Rate:	6.00% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2016.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Trade Date:	May 25, 2016.

Settlement Date:	May 31, 2016.

NYSE Last Reported Sale Price on May 24, 2016:	$10.48 per common share of the Issuer.

Conversion Premium:	Approximately 20% above the NYSE Last Reported Sale Price on May 24, 2016.

Initial Conversion Price:	Approximately $12.58 per common share of the Issuer.

Initial Conversion Rate:	79.5165 common shares of the Issuer per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $72.5 million (or approximately $83.4 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. The Issuer intends to use the net proceeds from the Offering to repay a portion of the amounts outstanding under its asset-based revolving credit facility. See “Use of proceeds” in the Preliminary Prospectus Supplement.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Offering:

		Per Note	Total
	Public offering price(1)	$ 1,000	$ 75,000,000
	Underwriting discounts and commissions	$ 30	$ 2,250,000
	Proceeds, before expenses, to the Issuer	$ 970	$ 72,750,000

(1) Plus accrued interest, if any, from the Settlement Date.

Sole Book-Running Manager:	J.P. Morgan Securities LLC

Co-manager:	Deutsche Bank Securities Inc.

CUSIP:	887399 AA1

ISIN:	US887399AA15

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

Following the occurrence of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement), the Issuer will increase the conversion rate for a holder who elects to convert its Notes in connection with such make-whole fundamental change in certain circumstances, as described under “Description of notes—Conversion rights—Increase in conversion rate upon conversion upon a make-whole fundamental change” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a make-whole fundamental change for each share price and effective date set forth below:

	Share Price
Effective Date	$10.48	$12.58	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00
May 31, 2016	15.9033	15.9033	15.9033	10.4465	6.9129	4.8343	3.4977	2.5836	1.4498	0.8103	0.4290
June 1, 2017	15.9033	15.9033	15.8800	9.2735	6.0141	4.1517	2.9770	2.1834	1.2083	0.6620	0.3381
June 1, 2018	15.9033	15.9033	13.9001	7.7153	4.8575	3.2987	2.3431	1.7072	0.9317	0.4976	0.2400
June 1, 2019	15.9033	15.9033	11.1305	5.6397	3.3951	2.2686	1.6062	1.1707	0.6350	0.3284	0.1431
June 1, 2020	15.9033	12.4159	7.0298	2.8851	1.6476	1.1220	0.8191	0.6111	0.3351	0.1638	0.0542
June 1, 2021	15.9033	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share prices and effective dates may not be set forth in the table above, in which case:

•	If the share price is between two share prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the share price is greater than $70.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the share price is less than $10.48 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 95.4198 common shares of the Issuer, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement dated May 24, 2016 and the accompanying prospectus dated January 20, 2016) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.